KAYNE ANDERSON MLP INVESTMENT COMPANY
1800 Avenue of the Stars, 2nd floor
Los Angeles, CA 90067
October 31, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
          Re: KAYNE ANDERSON MLP INVESTMENT COMPANY (FILE NO. 811-21593)
          Kayne Anderson MLP Investment Company (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2008-2009 year:
     1. A copy of the renewal of the bond coverage for the Company (the “Bond”) (attached as EX99-1).
     2. A copy of the resolutions of the Board of Directors of the Company (the “Board”) regarding the Bond, which were adopted by the Board, and by a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Company (attached as EX99-2).
          The premium for the Bond was paid through the policy period ending on September 27, 2009.
          Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

Sincerely,
/s/ Terry Hart
Terry Hart
Chief Financial Officer and Treasurer